UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously disclosed, on October 28, 2024, Lilium GmbH and Lilium eAircraft GmbH, the principal operating wholly-owned German subsidiaries (the “Subsidiaries”) of Lilium N.V. (the “Company” or “Lilium”), filed for insolvency in the local court of Weilheim in Germany and applied for self-administration proceedings pursuant to Section 270(a) of the German Insolvency Code. On October 28, 2024, the court approved the filings and appointed a custodian and preliminary creditors committee.

In addition, the Company received a written notice from the staff of the Nasdaq Listing Qualifications Department (the “Staff”) on October 28, 2024, following the Subsidiaries’ applications for insolvency and self-administration proceedings, notifying the Company that, in accordance with Nasdaq Listing Rule 5101, the trading of the Company’s Class A ordinary shares and warrants will be suspended at the opening of business on November 6, 2024, and a Form 25 Notification of Delisting will be filed with the U.S. Securities Exchange Commission (the “SEC”) to delist the Company’s securities from the Nasdaq Global Select Market (“Nasdaq”). The Staff’s determination was based on the associated public interest concerns raised by the Company’s announcement that the Subsidiaries had filed for insolvency in the local court of Weilheim in Germany and applied for self-administration proceedings pursuant to Section 270(a) of the German Insolvency Code. The Company can appeal this determination by no later than November 4, 2024.

Additional information and background on the Subsidiaries’ applications for self-administration proceedings may be found in Lilium N.V.’s reports on Form 6-K, furnished to the SEC on October 24, 2024 and October 28, 2024.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the trading suspension of the Company’s ordinary shares and warrants on Nasdaq, the delisting of the Company’s securities from Nasdaq and the trading market for the Company’s ordinary shares. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include (but are not limited to) risks relating to the Company’s applications for self-administration proceedings, as well as those risks and uncertainties discussed in the Company’s filings with the SEC, including in the section titled “Risk Factors” in the Company’s Report on Form 6-K filed on July 17, 2024 with the SEC, and similarly titled sections in the Company’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director